SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)(1)

                    MEDICAL IMAGING CENTERS OF AMERICA, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    584578108
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 29, 1996
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                 Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 27 Pages)

                            Exhibit Index on Page 13

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
          3       SEC USE ONLY

--------------------------------------------------------------------------------
          4       SOURCE OF FUNDS*
                        PF, WC
--------------------------------------------------------------------------------
          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                      / /
--------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OR ORGANIZATION

                              DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF             7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        422,658
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                            8      SHARED VOTING POWER

                                        -0-
                       ---------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER

                                         422,658
                       ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                        422,658
--------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                    / /
--------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          16.00%
--------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON*

                         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
          3       SEC USE ONLY

--------------------------------------------------------------------------------
          4       SOURCE OF FUNDS*
                         OO
--------------------------------------------------------------------------------
          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                      / /
--------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OR ORGANIZATION

                         NEW YORK
--------------------------------------------------------------------------------
      NUMBER OF             7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                    105,024
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                            8    SHARED VOTING POWER

                                          -0-
                       ---------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                    105,024
                       ---------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                        105,024
--------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                    / /
--------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       3.97%
--------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                       CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            STEEL PARTNERS COMMITTEE
--------------------------------------------------------------------------------
          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
          3       SEC USE ONLY

--------------------------------------------------------------------------------
          4       SOURCE OF FUNDS*
                         PF, WC
--------------------------------------------------------------------------------
          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                       / /
--------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OR ORGANIZATION

                              DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                527,682
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                        8    SHARED VOTING POWER

                                  -0-
                       ---------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                                527,682
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                           527,682
--------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                             / /
--------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            19.97%
--------------------------------------------------------------------------------

          14      TYPE OF REPORTING PERSON*

                           PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
          3       SEC USE ONLY

--------------------------------------------------------------------------------
          4       SOURCE OF FUNDS*
                            PF, OO
--------------------------------------------------------------------------------
          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                      / /
--------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
      NUMBER OF      7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                527,682(2)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                    ------------------------------------------------------------
                     8     SHARED VOTING POWER

                                - 0 -
                    ------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                                527,682(2)
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                    - 0 -
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                            527,682(2)
--------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              19.97%
--------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(2) Includes 422,658 Shares owned by Steel Partners II, L.P. and 105,024 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren G. Lichtenstein and Lawrence Butler.

================================================================================
          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                LAWRENCE BUTLER
--------------------------------------------------------------------------------

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
          3       SEC USE ONLY

--------------------------------------------------------------------------------
          4       SOURCE OF FUNDS*
                       PF, OO
--------------------------------------------------------------------------------
          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                      / /
--------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 527,682(3)
      OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                         8    SHARED VOTING POWER

                                   - 0 -
                       ---------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                   527,682(3)
                       ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                  - 0 -
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                           527,682(3)
--------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                    / /
--------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      19.97%
--------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(3) Includes 422,658 Shares owned by Steel Partners II, L.P. and 105,024 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren G. Lichtenstein and Lawrence Butler.

================================================================================

          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                JACK L. HOWARD
--------------------------------------------------------------------------------

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------

          3       SEC USE ONLY

--------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*
                           PF
--------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                         / /
--------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OR ORGANIZATION

                           USA
--------------------------------------------------------------------------------

      NUMBER OF          7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                            700(4)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                         8          SHARED VOTING POWER

                                             - 0 -
                       ---------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER

                                             700(4)
                       ---------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER

                                             - 0 -
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                           700(4)
--------------------------------------------------------------------------------

          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                    / /
--------------------------------------------------------------------------------

          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .03%
--------------------------------------------------------------------------------

          14      TYPE OF REPORTING PERSON*

                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(4) Consists of 700 Shares all of which are owned by his wife, Kathryn Howard, in trust for their children.

         This constitutes Amendment No. 14 ("Amendment No. 14") to Schedule 13D filed by the undersigned on March 18, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 14, the Schedule 13D, as amended, remains in full force and effect. Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

                  Item 2 is amended to read in its entirety as follows:

Item 2.           Identity & Background.

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Steel Partners Services, Ltd., a New York corporation ("Service"), the Steel Partners Committee (the "Committee"), Warren G. Lichtenstein, Lawrence Butler, and Jack L. Howard.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC") is the general partner of Steel Partners II. The sole executive officers and Members of Partners LLC are as follows: Warren Lichtenstein is Chairman of the Board, Secretary and a Member; and Lawrence Butler is President, Treasurer and a Member.

                  The sole executive officers, directors and stockholders of Steel Partners Services, Ltd., a New York corporation ("Services"), are as follows: Warren Lichtenstein is Chairman of the Board, Secretary and a stockholder; and Lawrence Butler is President, Treasurer and a stockholder.

                  The Steel Partners Committee (the "Committee") is composed of Steel Partners II and Steel Partners Services, Ltd. ("Services"). The Committee is not a business entity and has no place of organization, principal business or business address. The Committee can be contacted through Warren G. Lichtenstein, c/o Steel Partners II, L.P., 750 Lexington Avenue, 27th Floor, New York, New York 10022.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of their positions with Steel Partners II, Mr. Lichtenstein and Mr. Butler have the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person other than Mr. Howard is 750 Lexington Avenue, 27th Floor, New York, New York 10022. The principal business address of Mr. Howard is 2927 Montecito Avenue, Santa Rosa, California 95404.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein and Mr. Butler is investing in securities of microcap companies. In addition, Mr. Butler is the president of Alpha Technologies Group, Inc., a NASDAQ company engaged in the electronics components business. The principal business of Services is providing management and advisory services. Jack L. Howard is affiliated with the brokerage firm of Mutual Securities, Inc., a division of Cowles Sabol & Co.

               Services  acquired  the 105,024  Shares  reported  herein for the account of Quota Fund N.V., a Netherlands Antilles investment corporation ("Quota"). Quota has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. Quota granted investment discretion to Soros Fund Management ("SFM") pursuant to an investment advisory contract. SFM's contract with Quota provides that SFM is responsible for designing and implementing Quota's overall investment strategy, for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of Quota; and for allocating and reallocating Quota's assets among the outside managers and itself. In connection therewith, Quota granted investment discretion to Services pursuant to an investment advisory contract between Quota and Services (the "Services Contract"). The 105,024 Shares beneficially owned by Services were acquired at the direction of Services, and neither SFM nor Quota currently exercises voting or investment discretion over the Shares.

               SFM is a sole proprietorship of which George Soros, a United States citizen, is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quota.

               During the past five years, none of Mr. Soros, SFM, Quota or any of the managing directors of SFM or Quota have been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which they have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

               Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), and notwithstanding that neither SFM nor Quota currently exercises voting or investment discretion over the Shares, Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Shares, held for the account of Quota as a result of the contractual authority of SFM, upon termination of the Services Contract, to acquire voting and dispositive power with regard to the Shares. Quota, SFM and Mr. Soros have advised the Reporting Persons that they are not part of any group for purposes of Section 13(d)(3) of the Act.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each of Messrs. Lichtenstein, Butler and Howard are citizens of the United States of America.


                  Item 3 is amended to read in its entirety as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 422,658 Shares owned by Steel Partners II is $2,475,693. The Shares owned by Steel Partners II were acquired with partnership funds.

                  The aggregate purchase price of the 105,024 Shares beneficially owned by Services is $845,164. Such Shares were acquired with funds it manages for Quota. Pursuant to the Services Agreement with Quota, Services has been appointed to manage, on a discretionary basis, certain of Quota's assets, which are maintained in a brokerage account in the name of Quota Fund N.V. (Steele). The Services Agreement may be terminated by either party at any time.

                  The aggregate purchase price of the 700 Shares owned by Jack Howard is $5,600. The Shares beneficially owned by Jack Howard were acquired with personal funds.


                  Item 4 is amended to add the following paragraph

Item 4.           Purpose of Transaction.

                  On February 15, 1996, in an action captioned MEDICAL IMAGING CENTERS OF AMERICA, INC. V. LICHTENSTEIN, ET. AL., Case No. 96-0039B, the U.S. District Court for the Southern District of California denied the Steel Defendants' motion to dismiss. On February 29, 1996, the Court issued an Order granting, in part, the Issuer's motion for a preliminary injunction. A copy of the Court's order is attached hereto as Exhibit 6. The Steel Defendants intend to vigorously defend themselves against all such litigation commenced by the Issuer.

                  Paragraph (a) of Item 5 is amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 2,642,326 Shares of Common Stock outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Proxy Statement for a Special Meeting of Stockholders to be held February 26, 1996.

As of the close of business on March 4, 1996:

                  The Committee beneficially owns an aggregate of 527,682 Shares, representing 19.97% of the Shares of Common Stock outstanding, of which 422,658 Shares are beneficially owned by Steel Partners II, and 105,024 by Services.

                  Steel Partners II beneficially owns 422,658 Shares, constituting approximately 16.00% of the Shares of Common Stock outstanding; and Services beneficially owns 105,024 Shares, constituting approximately 3.97% of the Shares of Common Stock outstanding. Mr. Howard may be deemed to beneficially own 700 shares of the Shares, constituting approximately .03% of the Shares of Common Stock outstanding, all of which are owned by his wife, Kathryn Howard, in trust for their children. Collectively, the Reporting Persons own 528,382 Shares, constituting approximately 19.997% of the Issuer's Common Stock outstanding. Mr. Lichtenstein and Mr. Butler may be deemed to beneficially own 527,682 Shares, representing approximately 19.97% of the Issuer's Common Stock outstanding, by virtue of their authority to vote and dispose of the 422,658 Shares owned by Steel Partners II and the 105,024 Shares managed by Services. As a consequence of SFM's ability to terminate the Services Contract with respect to all investments, including but not limited to those involving the Shares, and acquire the voting and dispositive power held by Services with respect to the Shares, notwithstanding that neither SFM nor Quota currently exercises voting or investment discretion over the Shares, Mr. Soros (in his capacity as sole proprietor of SFM) may be deemed to be the beneficial owner of the 105,024 Shares currently held for the account of Quota (representing approximately 3.97% of the total number of Shares of Common Stock outstanding). Quota, SFM and Mr. Soros have advised the Reporting Persons that they are not part of any group for purposes of Section 13(d)(3) of the Act. All of such Shares were acquired in open-market transactions.


         Item 7 is amended to add the following exhibit:

Item 7.           Material to be filed as Exhibits:

                  6.      Order   Granting    Plaintiff's    Application   For
                          Preliminary Injunction.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 4, 1996                        STEEL PARTNERS II, L.P.


                                             By: Steel Partners, L.L.C.
                                                 General Partner

                                             By: Steel Partners, Ltd.
                                                 General Partner


                                             By:/s/ Warren G. Lichtenstein
                                                ---------------------------
                                                    Warren G. Lichtenstein,
                                                    Chairman of the Board

                                             STEEL PARTNERS SERVICES, LTD.

                                             By:/s/ Warren G. Lichtenstein
                                                ---------------------------
                                                    Warren G. Lichtenstein,
                                                    Chief Executive Officer


                                             /s/ Warren G. Lichtenstein
                                             ------------------------------
                                                 WARREN G. LICHTENSTEIN


                                             /s/ Lawrence Butler
                                             ------------------------------
                                                 LAWRENCE BUTLER


                                             /s/ Jack L. Howard
                                             ------------------------------
                                                 JACK L. HOWARD

                                  EXHIBIT INDEX


Exhibit                                                              Page

1.       Joint Filing Agreement (previously
         filed)

2.       Demand for Special Meeting
         (previously filed)

3.       Preliminary Proxy Statement
         (previously filed)

4.       Indemnity Agreement between Steel,
         Steven Wolosky and David C. Flaugh
         (previously filed)

5.       Indemnity Agreement between Steel and
         Jack L. Howard (previously filed)

6.       Order Granting Plaintiff's Application
         For Preliminary Injunction.                                   14